Inland Retail Real Estate Trust, Inc.
                              Sticker Supplement

  This Sticker Supplement No. 2 dated June 10, 1999 to our Prospectus dated February 11, 1999 summarizes Supplement No. 2 which updates information in the "Real Property Investments," "Management," "Investment Objectives and Policies" and "Plan of Distribution" sections of our Prospectus. Supplement No. 2 expands upon, supplements, modifies and supersedes certain information contained in the Prospectus and Supplement No. 1 dated May 10, 1999 and must be read in conjunction therewith. Any word that is capitalized in this Sticker Supplement but not defined has the same meaning as in our Prospectus.

                           Real Property Investments

Merchants Square, Zephyrhills, Florida

  On June 4, 1999, we purchased Merchants Square by acquiring the interests of the Merchants Square Affiliated Partners in the Merchants Square Property Partnership for $5,742,042, being the then total Affiliates' Acquisition Cost.

                      Investment Objectives and Policies

Distributions

  We have decided to increase distributions from a rate of $.70 per share per annum to a rate of $.73 per share per annum, effective July 1, 1999, beginning with the distribution to be paid August 7, 1999.

                             Plan of Distribution

  As of June 8, 1999, we had sold 997,889 shares resulting in gross proceeds of $9,978,890. Inland Securities Corporation, an affiliate of our Advisor, serves as dealer manager of this Offering and is entitled to receive selling commissions and certain other fees, as discussed further in our Prospectus. As of June 8, 1999, we have incurred $947,995 of commissions and fees payable to Inland Securities Corporation. We also pay an affiliate of our Advisor fees to manage and lease our properties. As of May 31, 1999, we have incurred and paid property management fees of $6,890. Our Advisor may also receive an annual asset management fee of not more than 1% of our average invested assets, paid quarterly. As of the end of preceding quarter, March 31, 1999, we had not paid or incurred any asset management fees. We may pay expenses associated with property acquisitions of up to .5% of the money that we raise in this Offering but in no event will we pay acquisition expenses on any individual property that exceeds 6% of its purchase price. Acquisition expenses totaling $142,042 are included in the Affiliates' Acquisition Cost paid for Merchants Square.



                               SUPPLEMENT NO. 2
                              DATED JUNE 10, 1999
                   TO THE PROSPECTUS DATED FEBRUARY 11, 1999
                   OF INLAND RETAIL REAL ESTATE TRUST, INC.

We are providing this Supplement No. 2 to you in order to supplement our Prospectus. This Supplement No. 2 updates information in the "Real Property Investments," "Management," "Investment Objectives and Policies" and "Plan of Distribution" sections of our Prospectus. This Supplement No. 2 expands upon, supplements, modifies and supersedes certain information contained in the Prospectus and Supplement No. 1 dated May 10, 1999 and must be read in conjunction therewith. Any word that is capitalized in this Supplement but not defined has the same meaning as in our Prospectus.

                           Real Property Investments

Merchants Square, Zephyrhills, Florida

On June 4, 1999, we purchased Merchants Square by acquiring the interests of the Merchants Square Affiliated Partners in the Merchants Square Property Partnership. This shopping center is located at the intersection of U.S. 301 North and Pretty Pond Road in Zephyrhills, Florida and is described in detail in our Prospectus. We purchased Merchants Square for $5,742,042, which
represents the total Affiliates' Acquisition Cost as of June 4, 1999.   This
price represents approximately $76.72 per square foot of leasable space. A total of $1,496,500 was paid to the Merchants Square Affiliated Partners, since the outstanding balance of the first mortgage loan and certain prorations were credited against the purchase price.

                                  Management

Directors and Executive Officers of the Company

Due to unexpected requirements on her time, Kelly Tucek has resigned as our Treasurer and Chief Financial Officer. Barry Lazarus, our President, Chief Operating Officer and Affiliated Director, has been elected by our Board of Directors to the additional offices of Treasurer and Chief Financial Officer.

                      Investment Objectives and Policies
Distributions

We have decided to increase the Distribution level from $.70 per share per annum to $.73 per share per annum, effective July 1, 1999, beginning with the distribution to be paid August 7, 1999.

                             Plan of Distribution

As of June 8, 1999, we had sold 997,889 shares resulting in gross proceeds of $9,978,890. Inland Securities Corporation, an affiliate of our Advisor, serves as dealer manager of this Offering and is entitled to receive selling commissions and certain other fees, as discussed further in our Prospectus. As of June 8, 1999, we have incurred $947,995 of commissions and fees payable to Inland Securities Corporation. We also pay an affiliate of our Advisor fees to manage and lease our properties. As of May 31, 1999, we have incurred and paid property management fees of $6,890. Our Advisor may also receive an annual asset management fee of not more than 1% of our average invested assets, paid quarterly. As of the end of preceding quarter, March 31, 1999, we had not paid or incurred any asset management fees. We may pay expenses associated with property acquisitions of up to .5% of the money that we raise in this Offering but in no event will we pay acquisition expenses on any individual property that exceeds 6% of its purchase price. Acquisition expenses totaling $142,042 are included in the Affiliates' Acquisition Cost for Merchants Square.


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